Exhibit 99.1

GENFIT Announces Non-Dilutive Royalty Financing Agreement and Debt Overhang Resolution Plan

•	GENFIT signs royalty financing deal with HealthCare Royalty (HCRx) providing up to €185 million non-dilutive capital:

o	€130 million upfront, with eligibility to receive up to €55 million in two additional instalments based on near-term milestones
o	Closing subject to approval by the 2025 OCEANE bondholders at upcoming bondholders meeting
o	Financing would extend cash runway beyond the end of 2027, assuming drawdown of all instalments
o	Proceeds to further strengthen the development of the ACLF pipeline

•	In return, HCRx will receive a portion of royalties on global1 sales of Iqirvo® (elafibranor) payable to GENFIT under its licensing agreement with Ipsen, up to an agreed upon cap after which all future royalties will revert back to GENFIT

•	GENFIT retains rights to all future regulatory, commercial and sales-based milestone payments from Ipsen under the Ipsen agreement

•	GENFIT to concurrently propose a repurchase of the 2025 OCEANEs aiming to completely eliminate GENFIT’s convertible debt overhang

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), January 30, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases (the “Company”), today announces that it has entered into a non-dilutive capped royalty financing agreement with HealthCare Royalty (HCRx) for up to €185 million, and debt overhang resolution plan.

Pascal Prigent, CEO of GENFIT, commented: “This non-dilutive financial agreement is a pivotal step in strengthening our financial outlook, extending our cash runway beyond 2027. We are also proposing to repurchase the outstanding 2025 OCEANE bonds to eliminate our convertible debt overhang. This financing transaction will position GENFIT to operate on strong foundations to deliver on its R&D pipeline objectives in ACLF.”

Clarke Futch, Chairman and Chief Executive Officer of HCRx, added: “With this investment, HCRx underscores its commitment to supporting innovative biopharmaceutical companies that create long-term value. We firmly believe in the strong potential that Iqirvo® delivers to patients with high unmet medical need, and are excited to collaborate with GENFIT on this transaction.”

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1 Excluding China, Hong Kong, Taiwan and Macau for which Terns Pharmaceuticals has an exclusive license to develop and commercialize elafibranor

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Highlights

▪	Corporate context

In December 2021, GENFIT entered into a long-term strategic partnership with Ipsen (the “Ipsen agreement”). The agreement grants Ipsen an exclusive worldwide license (excluding China, Hong Kong, Taiwan and Macau for which Terns Pharmaceuticals has a prior license) to develop, manufacture, and commercialize elafibranor for people living with Primary Biliary Cholangitis (PBC), and in other indications. Under the terms of the Ipsen agreement, GENFIT is eligible for regulatory, commercial, and sales-based milestone payments and royalties, based on product sales.

In 2024, Iqirvo® (elafibranor) received accelerated approval from the U.S. Federal Drug Administration for sale in the United States and conditional marketing authorization in the European Union for the treatment of PBC in combination with ursodeoxycholic acid (UDCA) in adults with an inadequate response to UDCA or as a monotherapy in patients unable to tolerate UDCA. Under the terms of the royalty financing agreement with HCRx, GENFIT intends to monetize a portion of the royalty payments due under the Ipsen agreement.

▪	Transaction principles

Today’s agreement with HCRx includes an upfront payment of €130 million and up to €55 million via two additional instalments of €30 million and €25 million, respectively, based on near-term milestones being met.

Payment of the €130 million instalment will take place as soon as possible after the closing conditions are met. Payment of each additional instalment is subject to certain sales milestones for Iqirvo® (elafibranor), and can be exercised at the discretion of GENFIT upon achievement of such milestones.

HCRx will be compensated and repaid out of a portion of the royalties which GENFIT is eligible to receive from its partner Ipsen. Cumulative payment to HCRx is capped at a maximum value and subject to time-limits as described below. Once the cap or time-limit is met, all future royalties will revert back to GENFIT. GENFIT retains the right to receive any regulatory, commercial and sales-based milestone payments under the Ipsen agreement, including the €26.55 million milestone expected in 2025 pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market.

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The royalties will be paid into a dedicated account and GENFIT will grant a security interest on the corresponding portion of the royalty receivables.

To grant the security interest on the royalty receivable, GENFIT will require the consent of the holders of the bonds convertible into new shares and/or exchangeable for existing shares due October 16, 2025 (the “2025 OCEANEs”). GENFIT will thus convene a bondholders’ meeting seeking such consent. 2025 OCEANEs bondholders will receive a consent fee if the resolutions proposed by GENFIT are approved. Concurrently, GENFIT will also propose to all interested holders to repurchase their 2025 OCEANEs at the same conditions, with repurchase being subject to the closing of the royalty financing. Payment of the consent fee will take place after the 2025 OCEANEs have been repurchased and cancelled.

2025 OCEANEs bondholders are invited to contact GENFIT and its agents over the next several days to discuss the terms of the 2025 OCEANEs repurchase. Once determined, interested holders will sign bond repurchase agreements and GENFIT will convene the bondholders’ meeting. If the bondholders approve the necessary amendments to the 2025 OCEANEs’ terms and conditions, then the closing of the royalty financing (i.e. the payment to GENFIT of the first, €130 million instalment) will take place – provided the other closing conditions are met.

This royalty financing will significantly extend GENFIT’s cash runway, beyond the end of 2027, enabling the Company to further develop its pipeline focused on Acute-on-Chronic Liver Failure (ACLF) and support general corporate purposes. This is based on current business assumptions and current R&D programs, the repurchase and/or reimbursement of the 2025 OCEANEs at maturity and drawing down all instalments of the royalty financing. It also assumes that we will receive near-term milestone revenue from Ipsen, subject to successful pricing and reimbursement approval in a third major European country and Ipsen meeting sales-based thresholds.

Detailed description

▪	Main terms of the proposed royalty financing

The royalty financing takes the form of an issuance by GENFIT of straight bonds to be subscribed by HCRx (the “Royalty Financing Bonds”), for an aggregate subscription price plus premium of up to €185 million (the “Subscription Price”, with a nominal value of €9,250,000). The Royalty Financing Bonds’ subscription price would be payable in up to three instalments as follows:

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–	A first instalment for a total subscription amount of €130 million to be issued as soon as possible following approval of the 2025 OCEANEs bondholders at the bondholders meeting to be held in March 2025 and satisfaction of other customary closing conditions;

–	A second instalment for a total subscription amount of €30 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2025; and

–	A third instalment for a total subscription amount of €25 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2026.

Payment of the second and third instalments are at the option of GENFIT, provided the corresponding conditions are met.

The Royalty Financing Bonds issued by GENFIT will not bear interest. Instead, the returns on these bonds will be tied to a portion of the royalties GENFIT receives under the Ipsen agreement from October 1, 2024. This portion of the royalties is subject to the following caps and time-limits:

•	An annual cap equal to the amount of royalties based on an annual maximum amount of net sales of €600 million. The Company will receive 100% of the royalties based on the annual net sales exceeding this maximum.

•	A combined overall cap and time-limit determined as follows: When the cumulated amount of royalties received by HCRx will represent 155% of the Subscription Price of the Royalty Financing Bonds, excluding the nominal value (i.e., approximately €277.5 million if all instalments of the Subscription Price are paid), it will no longer be entitled to the royalties, which will, from then on, fully revert to the Company. If, at December 31, 2030, the cumulated amount of royalties received by HCRx represents less than this 155% return rate, it will continue to receive the royalties until the cumulated amount received represents 195% of the Subscription Price excluding the nominal value (i.e., up to a maximum of €351.5 million if all instalments of the Subscription Price are paid). If, at December 31, 2033, this 195% return rate is not achieved, HCRx will continue to receive the royalties until the cumulated amount received equals 250% of the Subscription Price excluding the nominal value (i.e., up to a maximum of € 453.25 million if all instalments of the Subscription Price are paid).

•	A final time-limit corresponding to the earlier of the following two dates: (i) the date on which the Company would no longer be entitled to receive royalties under the Ipsen agreement, and (ii) March 31, 2045 (notwithstanding the fact that none of the above return rates would have been achieved).

•	When either of the above cap/time limit is reached, the Company must repay the nominal amount of the Royalty Financing Bonds (i.e. €9,250,000).

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HCRx’s recourse against GENFIT is limited to GENFIT’s non-compliance with its contractual obligations under the royalty financing documentation and repayment of the nominal value of the Royalty Financing Bonds (€9,250,000).

To secure its payment and repayment obligations under the Royalty Financing Bonds, GENFIT will transfer the corresponding royalty receivables to a French law trust (fiducie-sûreté) for the benefit of the holders of the royalty financing bonds. To grant the security interest on the royalty receivable, the Company requires the consent of the 2025 OCEANEs holders. GENFIT will thus convene a bondholders’ meeting seeking such consent.

▪	Dual Proposal to the 2025 OCEANEs holders

In October 2017, GENFIT issued 6,081,081 2025 OCEANEs for an initial nominal amount of €179,999,997.60 by way of a private placement to institutional investors. On January 25, 2021, a bondholders meeting approved some amendments of the terms of the remaining OCEANEs, in particular (i) the extension of the maturity to October 16, 2025, and (ii) the increase of the conversion ratio so that the 2025 OCEANEs entitle their holders to receive new and/or existing GENFIT shares at a current conversion/exchange ratio of 5.5 shares per 2025 OCEANE held.

Concurrently to these amendments, GENFIT repurchased 2,895,260 2025 OCEANEs.

As of today, following conversions that took place since this repurchase, there are 1,902,698 outstanding 2025 OCEANEs, amounting to a nominal amount of €56,319,860.80.

The 2025 OCEANEs are admitted to trading on Euronext Access™ (ISIN: FR0013286903).

The terms and conditions of the 2025 OCEANEs contains a negative pledge clause which limits the ability of the Company to grant security interests to its creditors upon its present or future assets or revenues. The granting of the fiducie-sûreté is not permitted under this clause. The closing of the Royalty Financing (i.e. the issuance of the first, €130 million instalment of the Royalty Financing Bonds) is thus conditioned upon the holders of the 2025 OCEANEs approving an amendment to the negative pledge clause (the “Amendment of Terms”). If the Amendment of Terms is approved 2 , the Company will pay a consent fee (the “Consent Fee”) to the holders of 2025 OCEANEs still outstanding.

Concurrently with the Amendment of Terms, GENFIT is proposing to repurchase the 2025 OCEANEs of any interested holder (the “Repurchase” and, together with the Amendment of Terms, the “Transaction”). The Repurchase is subject to (i) the approval by the general meeting of the 2025 OCEANEs holders of the Amendment of Terms, and (ii) the closing of the Royalty Financing (i.e. the issuance of the first €130 million instalment of the Royalty Financing Bonds).

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2 The required quorum is 1/5 of the outstanding 2025 OCEANEs and the required majority is 2/3 of the outstanding 2025 OCEANEs.

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The Consent Fee is subject to the same conditions as the Repurchase. It will be paid after the Repurchase has taken place. Therefore, it will not be paid in respect of 2025 OCEANEs that have been bought back by the Company in the context of the Repurchase (or that have been converted prior to the date of payment of the Consent Fee).

▪	Implementation

2025 OCEANEs holders interested in the Repurchase are invited to contact (i) with respect to qualified investors, GENFIT at investors@genfit.com or their usual sales contact at Natixis, the Solicitation Advisor, or at ld-m-equityflowsalescb@natixis.com or at ld-secm-syndicate- team@natixis.com and (ii) with respect to retail holders, the 2025 OCEANEs Bondholders Representative (Représentant de la Masse) at genfit@aetherfs.com.

GENFIT will announce the definitive terms of the Transaction in a subsequent communication scheduled for early February 2025 (the “Repurchase Press Release”). All the 2025 OCEANEs repurchased by the Company will be bought back at the same repurchase price, which will be disclosed in the Repurchase Press Release, which will also include the amount of the Consent Fee.

The Company and the 2025 OCEANEs holders will then be able to enter into agreements relating to the Repurchase, which will remain contingent on and occur after the approval of the Amendment of Terms by the 2025 OCEANEs holders and the closing of the Royalty Financing.

A few days after the announcement of the definitive terms of the Transaction to be set in the Repurchase Press Release, the Company will convene a general meeting of the 2025 OCEANEs holders, which is expected to be held in early March. A Consent Solicitation Memorandum will be published, together with the documents required by French law.

The results of the general meeting and the closing of the Royalty Financing will be announced in two subsequent press releases.

These transactions were approved the Board of Directors of GENFIT during their meeting on January 29, 2025.

Advisors

Van Lanschot Kempen acted as sole financial advisor to GENFIT. Goodwin Procter LLP acted as lead legal advisor to GENFIT, with Clifford Chance LLP acting as special legal advisor on financing aspects of the transaction. Morgan, Lewis & Bockius LLP and Racine Avocats acted as legal advisors to HCRx.

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Natixis is acting as sole solicitation advisor to assist GENFIT to seek the consent of the holders of the 2025 OCEANEs and in the repurchase of the 2025 OCEANEs. CMS Francis Lefebvre is acting as legal advisor to GENFIT in the context of the consent solicitation of the 2025 OCEANEs holders and the Repurchase.

ABOUT HEALTHCARE ROYALTY

HealthCare Royalty (HCRx) is a leading royalty acquisition company focused on commercial or near-commercial biopharmaceutical products. With offices in Stamford, Conn., San Francisco, Boston, London and Miami, HCRx has invested $5+ billion in over 90 biopharmaceutical products since inception. For more information, visit https://www.hcrx.com. HEALTHCARE ROYALTY® and HCRx® are registered trademarks of HealthCare Royalty Management, LLC.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor 3 ) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

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3 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s cash runway, the potential and management’s expectations to receive royalties and near-term milestones under the Ipsen Agreement, the meeting of the milestones necessary to draw down on the second and third instalments under the royalty financing and expected timing for convening a meeting of the 2025 OCEANEs bondholders. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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